Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ICTS INTERNATIONAL N.V.

December 20, 2023

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

122023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN
		1.	Approval of the ratification of the 2018 share issuance and the May 2019 share issuance.	☐	☐	☐

		2.	Approval of the ratification of the May 2019 adjustment of the issue price relating to the exercise of the Option rights.	☐	☐	☐

		3.	Extension of delegation to the Supervisory Board to (i) issue shares and/or grants rights to subscribe for shares in the capital of the Company and (ii) exclude and/or restrict the pre-emptive rights.	☐	☐	☐

		4.	Approval of the English language to be used for the annual accounts and annual reports of the Company.	☐	☐	☐

		5.	Adoption of the annual accounts of the financial year 2022.	☐	☐	☐

		6.	Authorization to the Management Board to repurchase shares in the capital of the Company.	☐	☐	☐

		7.	Authorization of the Management Board to repurchase shares issued under the 2019 share issuance.	☐	☐	☐

		8.	Election and re-appointment of 1 Management Board member.	☐	☐	☐

		9.	Election and reappointment of 8 Supervisory Board members, including appointment of 1 new Supervisory Board member.	☐	☐	☐

		10.	Appointment of independent auditors for the Company.	☐	☐	☐

		11.	Discharge of the Management Board and Supervisory Board.	☐	☐	☐

		12.	Adoption of the minutes.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	Unless otherwise indicated, this Power of Attorney and Proxy confers authority to vote “FOR” for the resolution contained herein. The Management Board and the Supervisory Board recommends a vote of “FOR” for the resolution contained herein. This proxy is solicited on behalf of the Management Board of ICTS International N.V. and may be revoked prior to its exercise by a written notice to the Managing

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:	Signature(s) should follow exactly the name(s) on the stock certificate. Executor, administrator, trustee or guardian should sign as such. If more than one trustee, all should sign.
ALL JOINT OWNERS MUST SIGN.

ICTS INTERNATIONAL N.V.

P O W E R   O F   A T T O R N E Y   A N D   P R O X Y

This Proxy is Solicited on Behalf of the Management Board and Supervisory Board

The undersigned, hereby grants power of attorney and proxy: Rom Shaked or Alon Raich for and in the name, place and stead of the undersigned to attend the Annual Meeting of Shareholders of ICTS International N.V., a public Company whose statutory seat and registered office is in Amstelveen, The Netherlands, which Annual Meeting to be held at 10:00, local time, on December 20, 2023, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands or any adjournment or adjournments thereof, and for and in the name, place and stead of the undersigned to sign at that Annual Meeting the attendance register, to take part in all discussions, to make such proposals as the attorney may deem expedient, and to exercise the right to vote attached to the shares of the undersigned as well as all other rights which may be exercised at the Annual Meeting on behalf of the undersigned and further to do and perform any and all acts relating to the foregoing which may be useful or necessary and which the undersigned might or could or should do if personally present, all this with full power of substitution.

If a natural person insert: surname, forenames, full residential address and date of birth.

If a body corporate insert: corporate name, place of registered office, full business address. A power of attorney given by a body corporate must be signed by an officer/officers duly authorized to represent the body corporate. If necessary inspect the records of the Chamber of Commerce where the body corporate is registered, and/or its articles of association or by-laws.

(Continued and to be signed on the reverse side)